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Fact Sheet

Consolidated Financial Data - Third Quarter, Fiscal 2020

40.8% YoY	9.5% YoY	1.0% QoQ	21.9%	$1.8 bn
Digital CC growth	CC growth	CC growth	Operating margin	Large deal signings

Revenue Growth- Q3 20

	Reported	CC
QoQ growth (%)	1.0	1.0
YoY growth (%)	8.6	9.5

Revenues by Offering

	Quarter ended ($ mn)			YoY Growth (%)	
	Dec 31, 2019	Sep 30, 2019	Dec 31, 2018	Reported	CC
Digital	1,318	1,230	942	39.9	40.8
Core	1,925	1,980	2,045	(5.9)	(5.0)
Total	**3,243**	**3,210**	**2,987**	**8.6**	**9.5**
Digital Revenues as % of Total Revenues	*40.6*	*38.3*	*31.5*		

Refer Note 2.16 in Condensed Consolidated Financial Statements under IFRS in USD for further details

Revenues by Business Segments

(in %)

	Quarter ended			YoY Growth	
	Dec 31, 2019	Sep 30, 2019	Dec 31, 2018	Reported	CC
Financial services	31.5	31.9	32.5	5.3	6.2
Retail	15.3	15.2	16.4	1.4	2.5
Communication	13.0	13.1	11.9	18.6	20.6
Energy, Utilities, Resources & Services	12.8	13.1	12.8	8.2	8.9
Manufacturing	10.3	10.1	10.1	10.5	11.8
Hi Tech	7.6	7.6	7.3	12.1	12.2
Life Sciences	6.7	6.4	6.2	17.4	17.7
Others	2.8	2.6	2.8	11.8	11.5
Total	**100.0**	**100.0**	**100.0**	**8.6**	**9.5**

Refer Note 2.15 in Condensed Consolidated Financial Statements under IFRS in USD for further details

Revenues by Client Geography

(in %)

	Quarter ended			YoY Growth	
	Dec 31, 2019	Sep 30, 2019	Dec 31, 2018	Reported	CC
North America	61.3	61.4	60.4	10.2	10.1
Europe	24.4	24.1	24.2	9.4	12.0
Rest of the world	11.5	11.8	12.8	(2.7)	0.2
India	2.8	2.7	2.6	18.9	18.4
Total	**100.0**	**100.0**	**100.0**	**8.6**	**9.5**

Client Data

	Quarter ended		
	Dec 31, 2019	Sep 30, 2019	Dec 31, 2018
Number of Clients			
Active	1,384	1,364	1,251
Added during the period (gross)	84	96	101
Number of million dollar clients*			
1 Million dollar +	705	693	651
10 Million dollar +	232	228	214
50 Million dollar +	61	61	59
100 Million dollar +	28	27	23
Client contribution to revenues			
Top client	3.0%	3.2%	3.4%
Top 10 clients	18.9%	19.2%	19.2%
Top 25 clients	34.2%	34.6%	33.9%
Repeat business	97.2%	98.1%	96.6%
Days Sales Outstanding	73	66	67

*LTM (Last twelve months) Revenues

Effort and Utilization - Consolidated IT Services

(in %)

	Quarter ended		
	Dec 31, 2019	Sep 30, 2019	Dec 31, 2018
Effort			
Onsite	27.7	28.2	28.7
Offshore	72.3	71.8	71.3
Utilization			
Including trainees	80.4	81.6	79.8
Excluding trainees	84.4	84.9	83.8

Revenue per Employee

(In US $ K)

	Quarter ended		
	Dec 31, 2019	Sep 30, 2019	Dec 31, 2018
Revenue per Employee - Consolidated	54.4	54.4	54.3

Employee Metrics

(Nos.)

	Quarter ended		
	Dec 31, 2019	Sep 30, 2019	Dec 31, 2018
Total employees	2,43,454	2,36,486	2,25,501
S/W professionals	2,29,658	2,22,851	2,12,358
Sales & Support	13,796	13,635	13,143
Attrition % (Annualized Standalone)	17.6%	19.4%	17.8%
Attrition % (Annualized Consolidated)	19.6%	21.7%	19.9%
% of Women Employees	37.8%	37.4%	36.7%

Statement of Comprehensive Income for three months ended,

(As per IFRS)

In US $ million, except per equity share data

Particulars	Dec 31, 2019	Dec 31, 2018	Growth % Q3 20 over Q3 19	Sep 30, 2019	Growth % Q3 20 over Q2 20
Revenues	**3,243**	**2,987**	**8.6**	**3,210**	**1.0**
Cost of sales	2,159	1,956	10.4	2,140	0.9
Gross Profit	**1,084**	**1,031**	**5.1**	**1,070**	**1.3**
Operating Expenses:					
Selling and marketing expenses	169	161	5.0	165	2.4
Administrative expenses	204	195	4.6	209	(2.4)
Total Operating Expenses	**373**	**356**	**4.8**	**374**	**(0.3)**
Operating Profit	**711**	**675**	**5.4**	**696**	**2.2**
Operating Margin %	***21.9***	***22.6***	***(0.7)***	***21.7***	***0.2***
Other Income, net[1]	116	105	10.5	89	30.3
Finance cost[2]	(6)	-	-	(6)	-
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale"[3]	-	(65)	-	-	-
Profit before income taxes	**821**	**715**	**14.8**	**779**	**5.4**
Income tax expense	194	213	(8.9)	207	(6.3)
Net Profit	**627**	**502**	**24.8**	**572**	9.6
Minority Interest	1	-	-	3	-
Net Profit (after minority interest)	**626**	**502**	**24.6**	**569**	9.9
Basic EPS ($)	**0.15**	**0.12**	**27.7**	**0.13**	**10.2**
Diluted EPS ($)	**0.15**	**0.12**	**27.7**	**0.13**	**10.2**

Statement of Comprehensive Income for nine months ended,

(As per IFRS)

In US $ million, except per equity share data

Particulars	Dec 31, 2019	Dec 31, 2018	Growth %
Revenues	**9,583**	**8,740**	**9.7**
Cost of sales	6,420	5,660	13.4
Gross Profit	**3,163**	**3,080**	**2.7**
Operating Expenses:			
Selling and marketing expenses	502	464	8.2
Administrative expenses	612	578	5.9
Total Operating Expenses	**1,114**	**1,042**	**6.9**
Operating Profit	**2,049**	**2,038**	**0.6**
Operating Margin %	***21.4***	***23.3***	***(1.9)***
Other Income, net[1]	312	317	(1.6)
Finance cost[2]	(18)	-	-
Reduction in the fair value of Disposal Group held for sale[4]	-	(39)	-
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale"[3]	-	(65)	-
Profit before income taxes	**2,343**	**2,251**	**4.1**
Income tax expense	597	633	(5.7)
Net Profit	**1,746**	**1,618**	**7.9**
Minority Interest	5	-	-
Net Profit (after minority interest)	**1,741**	**1,618**	**7.6**
Basic EPS ($)	**0.41**	**0.37**	**9.7**
Diluted EPS ($)	**0.41**	**0.37**	**9.7**

Statement of Comprehensive Income for three months ended,
(As per IFRS)

In ₹crore, except per equity share data

Particulars	Dec 31, 2019	Dec 31, 2018	Growth % Q3 20 over Q3 19	Sep 30, 2019	Growth % Q3 20 over Q2 20
Revenues	**23,092**	**21,400**	**7.9**	**22,629**	**2.0**
Cost of sales	15,373	14,016	9.7	15,079	1.9
Gross Profit	**7,719**	**7,384**	**4.5**	**7,550**	**2.2**
Operating Expenses:					
Selling and marketing expenses	1,204	1,156	4.2	1,162	3.6
Administrative expenses	1,451	1,398	3.8	1,476	(1.7)
Total Operating Expenses	**2,655**	**2,554**	**4.0**	**2,638**	**0.6**
Operating Profit	**5,064**	**4,830**	**4.8**	**4,912**	**3.1**
Operating Margin %	***21.9***	***22.6***	***(0.6)***	***21.7***	***0.2***
Other Income, net[1]	827	753	9.8	626	32.1
Finance cost[2]	(42)	-	-	(42)	-
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale"[3]	-	(451)	-	-	-
Profit before income taxes	**5,849**	**5,132**	**14.0**	**5,496**	**6.4**
Income tax expense	1,383	1,522	(9.1)	1,459	(5.2)
Net Profit	**4,466**	**3,610**	**23.7**	**4,037**	**10.6**
Minority Interest	9	1	-	18	-
Net Profit (after minority interest)	**4,457**	**3,609**	**23.5**	**4,019**	**10.9**
Basic EPS (₹)	**10.51**	**8.30**	**26.6**	**9.46**	**11.2**
Diluted EPS (₹)	**10.50**	**8.29**	**26.6**	**9.44**	**11.2**

Statement of Comprehensive Income for nine months ended,
(As per IFRS)

In ₹crore, except per equity share data

Particulars	Dec 31, 2019	Dec 31, 2018	Growth %
Revenues	**67,524**	**61,137**	**10.4**
Cost of sales	45,231	39,585	14.3
Gross Profit	**22,293**	**21,552**	**3.4**
Operating Expenses:			
Selling and marketing expenses	3,539	3,248	9.0
Administrative expenses	4,307	4,043	6.5
Total Operating Expenses	**7,846**	**7,291**	**7.6**
Operating Profit	**14,447**	**14,261**	**1.3**
Operating Margin %	***21.4***	***23.3***	***(1.9)***
Other Income, net[1]	2,189	2,218	(1.3)
Finance cost[2]	(125)	-	-
Reduction in the fair value of Disposal Group held for sale[4]	-	(270)	-
Adjustment in respect of excess of carrying amount over recoverable amount on reclassification from "Held for Sale"[3]	-	(451)	-
Profit before income taxes	**16,511**	**15,758**	**4.8**
Income tax expense	4,207	4,426	(4.9)
Net Profit	**12,304**	**11,332**	**8.6**
Minority Interest	31	2	-
Net Profit (after minority interest)	**12,273**	**11,330**	**8.3**
Basic EPS (₹)	**28.79**	**26.06**	**10.4**
Diluted EPS (₹)	**28.74**	**26.03**	**10.4**

[1] Other income includes interest on income tax refunds amounting to $34 million (₹242 crore) for the three month ended Dec 31, 2019 and $35 million (₹251 crore) for the nine month ended Dec 31, 2019. It also includes $7 million (₹51 crore) for the three and nine month ended Dec 31, 2018.
[2] On account of adoption of IFRS 16- Leases effective April 1, 2019.
[3] Represents an adjustment in respect of excess of carrying amount over recoverable amount of $65 million (₹451 crore) in respect of Skava for the quarter ended Dec 30, 2018.
[4] Represents a reduction in the fair value amounting $39 million (₹270 crore) in respect of Panaya for the quarter ended June 30, 2018.